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                           October 29, 2021

       Carlos Freitas
       Chief Financial Officer
       Vitru Limited
       Rodovia Jos   Carlos Daux, 5500, Torre Jurer   A, 2nd floor
       Saco Grande, Florian  polis, State of Santa Catarina
       Brazil 88032-005

                                                        Re: Vitru Limited
                                                            Registration
Statement on Form F-3
                                                            Filed October 25,
2021
                                                            File No. 333-260480

       Dear Mr. Freitas:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ryan
Lichtenfels at 202-551-6001 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services